SECURITIE  SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-45262

AB
2/27/06

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___12/01/04___ AND ENDING ___11/30/05___
                                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Morgan Stanley Distributors Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
                              (No. and Street)

New York   New York   10020
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elie Cohen   (917) – 790-5667
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                         (Name - if individual, state last, first, middle name)

| Two World Financial Center | New York | NY | 10281 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (06-02

3/10/06

MORGAN STANLEY DISTRIBUTORS INC.

(SEC I.D. No. 8-45262)

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Independent Auditors' Report

To the Board of Directors and Stockholder of
  Morgan Stanley Distributors Inc.:

We have audited the accompanying statement of financial condition of Morgan Stanley Distributors Inc., (the "Company"), a wholly owned subsidiary of Morgan Stanley, as of November 30, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley Distributors Inc. at November 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 25, 2006

Member of
Deloitte Touche Tohmatsu

MORGAN STANLEY DISTRIBUTORS INC.
Statement of Financial Condition
November 30, 2005
(dollars in thousands, except share data)

Assets

Cash and cash equivalents	$ 16,472
Distribution fees receivable	16,800
Other assets	43
Total assets	$ 33,315

Liabilities and Stockholder's Equity

Liabilities:

Drafts payable	$ 590
Payables:	
Parent	17,876
Affiliates	2,726
Accounts payable and other accrued expenses	4,218
Total liabilities	25,410

Stockholder's equity:

Common stock, $.01 par value, 1,000 shares authorized and outstanding	-
Additional paid-in capital	4,100
Retained earnings	3,805
Total stockholder's equity	7,905
Total liabilities and stockholder's equity	$ 33,315

See notes to statement of financial condition.

MORGAN STANLEY DISTRIBUTORS INC.
Notes to Statement of Financial Condition
November 30, 2005
(dollars in thousands)

Note 1 - Introduction and Basis of Presentation

Morgan Stanley Distributors Inc. (the "Company"), a registered broker-dealer, is a wholly-owned subsidiary of Morgan Stanley. The Company, a Delaware corporation, distributes shares of the Morgan Stanley Funds (the "Funds") which are sold primarily by Morgan Stanley DW Inc. ("MSDW Inc."), a wholly-owned subsidiary of Morgan Stanley. The Company earns fees from such distribution activities, in accordance with plans of distribution between the Company and the Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940. The Company, in turn, makes payments to selected broker-dealers, primarily MSDW Inc., who in turn make payments to financial advisors who service shareholder accounts.

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from these estimates.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents consist of highly liquid investments not held for resale with maturities, when purchased, of three months or less. Cash and cash equivalents are primarily invested in U.S. government treasury bills.

Distribution Fees Receivable
Distribution fees receivable represent amounts receivable under contractual agreements with the Funds sponsored by an affiliate.

Income Taxes
Provision for income taxes is calculated by using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and the income tax basis of assets and liabilities, using enacted tax rates and laws that will be in effect when such differences are expected to reverse.

Note 3 - Subordinated Loan Agreement

The Company has a revolving subordinated loan agreement with Morgan Stanley which entitles it to borrow up to $250,000 on or before January 31, 2008. Borrowings would bear interest at a rate to be agreed upon by Morgan Stanley and the Company at the time of borrowing. There were no borrowings under this facility during the year.

Note 4 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC"). Under this rule, the Company is required to maintain Net Capital, as defined, of $250. At November 30, 2005, the Company's net capital was $7,862, which exceeded the minimum requirement by $7,612.

Note 5 - Litigation

In the normal course of business, the Company has been named as a defendant in various lawsuits. Some of these lawsuits involve claims for substantial amounts. Although the ultimate outcome of these lawsuits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the financial condition of the Company.

Note 6 - Income Taxes

The Company is included in the consolidated federal income tax return filed by Morgan Stanley and certain other subsidiaries. Federal income taxes have been calculated on a separate entity basis. The Company is included in various unitary and combined tax filings. Accordingly, state and local income taxes have been calculated on separate entity income based upon unitary/combined effective tax rates.

In accordance with the terms of the Tax Allocation Agreement with Morgan Stanley, current taxes payable are due to Morgan Stanley and current taxes receivable are due from Morgan Stanley.

The Company accounts for its own deferred tax assets and liabilities. Deferred income taxes are primarily attributable to expenses capitalized for tax purposes.

******

4



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 25, 2006

Morgan Stanley Distributors Inc.
1221 Avenue of the Americas
22nd Floor
New York, NY 10020

In planning and performing our audit of the financial statements of Morgan Stanley Distributors Inc. (the "Company") for the year ended November 30, 2005, on which we issued our report dated January 25, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United

Member of
Deloitte Touche Tohmatsu

States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP